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                                December 4, 2023

       Donald Goree
       Chief Executive Officer
       HNR Acquisition Corp.
       3730 Kirby Drive, Suite 1200
       Houston, TX 77098

                                                        Re: HNR Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 7,
2023
                                                            File No. 333-275378

       Dear Donald Goree:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. For each of the shares being registered for resale, disclose the price that the selling securityholders paid
for such shares.
   2. We note the significant number of redemptions of your Class A common stock in connection with your
business combination and that the shares being registered for resale will constitute a
considerable percentage of your public float. If sales of shares on this registration statement
could have a significant negative impact on the public trading price of the Class A common
stock, please highlight this information on your cover page.
 Donald Goree
FirstName LastNameDonald   Goree
HNR Acquisition  Corp.
Comapany4,
December  NameHNR
             2023     Acquisition Corp.
December
Page 2    4, 2023 Page 2
FirstName LastName
3. We note your disclosure regarding your expectation that, in conjunction with the closing of your initial business combination, the restriction on transfer of only those shares being registered hereby for the resale by the Selling Securityholders will be waived and/or terminated. Please revise to describe why such restrictions would be waived and/or terminated and whether the registrant will receive any consideration for such waiver or termination.
Business of HNRA and Certain Information About HNRA, page 116

4. Please disclose all material terms of the forward purchase agreement and related subscription agreement filed as Exhibits 10.19 and 10.20. In addition, please revise to explain the purpose for entering into these agreements and the inter-relationship between them. Please disclose the Prepayment Amount paid by the registrant and the net proceeds to the registrant from this arrangement. Also, discuss here, and add risk factor disclosure, as appropriate, to address risks associated with these arrangements.
5. Please provide your analysis on how purchases under the forward purchase agreement complied with Rule 14e-5.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Matthew Ogurick